EXHIBIT 99.2

To:  FormFactor Employees

From:  Mario Ruscev

Date:  September 3, 2008

Subject:  Equity Program — Option Exchange

I am pleased to share with you that the FormFactor Board of Directors has approved our holding a special stockholders meeting to vote on a stock option exchange program.  The option exchange program, if approved, will allow employees to exchange certain out-of-the-money (or “underwater”) stock options for either new stock options or restricted stock units (“RSUs”).  We are planning to hold the special stockholders meeting in early October and, if our exchange program proposal passes, we will then conduct a “tender offer” to allow employees to exchange their old, underwater options.

Under our proposal, all FormFactor employees holding stock options with an option price at $30.00 or above will be able to exchange these options for either new options (at a current market price) or RSUs.  These will not be one-for-one exchanges, but will be “value-for-value” based upon the exercise price of the original option, the Nasdaq market price of our stock when we launch the exchange program, and whether you choose to receive new stock options or RSUs.  The exercise price of any new options granted will be the stock price on the close of trading on the day after the exchange is completed, which we anticipate will be in early November.  A new vesting schedule will begin for the new options or RSUs, but will take your previous vesting into consideration.

We expect our proxy materials, which provide more details regarding the proposed exchange program, will be sent to stockholders within the next two weeks and, as many of you are stockholders, you will also receive these materials.

If we receive stockholder approval for our exchange program, we will provide all eligible employees with the specific tender offer details, as the program will be regulated and subject to specific rules.  We will also schedule a number of employee meetings where we will address the exchange program and answer questions.  Participation in the option exchange program will be completely voluntary, as will your choice to select new stock options or RSUs in exchange for your original options having a higher exercise price.

Although I can give no guarantees, the executive management team and I are committed to making FormFactor a company that will experience continued success and growth.  We view this program as an additional opportunity to share in those future successes.

Mario Ruscev

Chief Executive Officer

The tender offer described in this communication has not yet commenced. Persons who are eligible to participate in the tender offer should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the tender offer. FormFactor will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the tender offer. FormFactor stockholders and option holders will be able to obtain these written materials and other documents filed by FormFactor with the SEC free of charge from the SEC’s website at www.sec.gov.

In connection with the proposal to be voted on by stockholders discussed in this communication, FormFactor is filing relevant materials with the SEC, including a proxy statement. Investors and security holders of FormFactor are urged to read such materials because they will contain important information about the proposal to be voted on by stockholders referenced in this communication. The proxy statement and other relevant materials (when they become available), and any other documents filed by FormFactor with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FormFactor by directing a written request to: FormFactor, Inc., 7005 Southfront Road, Livermore, CA 94551, Attention: Investor Relations Department. Investors and security holders are urged to read the proxy statement and the other relevant materials when they become available before making any voting decision with respect to the tender offer described in this notice.